Exhibit 4(r)

                      Lease Agreement for Factory Building


     This lease agreement (hereinafter referred to as the "Agreement") is made and entered into by and between Advanced Semiconductor Engineering Inc. (hereinafter referred to as "Party A") and ASE Test Inc. (hereinafter referred to as "Party B").

     Party A hereby leases 11/F and part of 10/F of the factory building located at 66, Chin Sixth Road, Nantze Export Processing Zone, Kaoshiung City to Party B. The Agreement is hereby entered into as follows:

     1.   1)   Leased Land Designation: 11/F and part of 10/F of the factory building located at 66, Chin Sixth Road, Nantze Export
               Processing Zone, Kaoshiung City (Construction No.:01444-000, Lot
               No.:0723-0000 of 2nd Subsection of Hoping Section of Nantze
               District). Area: 7,527m2, with facilities attached.

          2) Rental Charge: NT$480,000.00 per month, with business tax excluded.

     2. The rental period shall be one year from October 1, 2000 to September 30, 2001.

     3. In view of the existing factory building and the facilities attached thereto, apart from the structural fixtures (inner and outer walls, floors, existing water pipes and electricity circuits) of the building to be responsible by Party A, Party B shall be responsible for the maintenance of the building and repair any damages incurred thereto.

     4. Both Party A and Party B agree that the date from which the calculation of the rental shall start is the date hereof.

     5. In case where Party B adds other necessary production facilities to the premise, such facilities will be in the possession of Party B, who shall remove such facilities from the premise and return the same to Party A upon expiry of the lease term at its existing conditions. Party B shall not engage in any work involving the structural alteration of the building during the term of the lease without the permission of Party A.

     6. Upon the commencement of the lease term, Party A shall bear all charges relating to the water and electricity meters and water and electricity consumption. Thereafter Party A shall calculate each party's pro rata share of the charges according to their own water and electricity meters and, in the absence of an express charge attribution, according to the usage ratio of the leased area of each party and shall collect from Party B its share of the charges. Party A shall pay the land rent and property tax.

     7. From the date hereof, Party A shall promptly submit to Party B any information needed for the application to the relevant entities (e.g. management office, power company etc.) for the alteration of user's name.

     8. Party A shall issue to Party B an invoice each month during the lease term and Party B shall remit the rental of the immediately preceding month to the company account designated by Party A within 10 days upon receipt of the invoice.

     9. Party A warrants that it has the legal proprietary right to the leased premise which it hereby leases to Party B and that Party B's leasehold interest in the leased premise shall not in any way be affected by any other encumbrance created by Party A or any other events, otherwise Party A shall compensate Party B for any loss incurred thereon and pay Party B an amount equal to three month's rental.

     10. The leased premise is possessed by Party A, who shall buy property insurance for it and Party B shall buy insurance for its own movables and facilities inside the premise.


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     11.  If Party B fails to pay the rental when due, it shall pay additional fines as below:

          1) an additional default amount of 5% of the rental for an overdue more than one month and less than two months;

          2) an additional default amount of 10% of the rental for an overdue more than two months and less than three months;

          3) forfeiture of the deposit and termination of the Agreement for an overdue more than three months.

     12. The deposit of the Agreement shall be NT$1,000,000.00, to be remitted by Party B on the commencement date of the lease term to the bank account designated by Party A. Such amount shall be returned without interest by Party A to Party B upon expiry of the lease term.

     13. Upon expiry of the Agreement and under reasonable conditions, Party B shall have preferred rights to lease or purchase the leased premise. In case where Party B demands early termination before the expiry of the Agreement, it shall give three month's prior written notice to Party A and shall pay Party A an amount equal to three months' rental upon the early termination as a compensation provided that Party A shall return the deposit without interest to Party B. The above condition shall also apply to Party A if it demands an early termination.

     14. If Party A demands early termination within nine months from the commencement for the lease term, Party A shall, in addition to the amount equal to three months' rental, pay Party B such amount equal to the value shown in Party B's account regarding all refurbishing, partition, renovation work done within the lease term.

     15. The Agreement is in duplicates, each of which shall be held by Party A and Party B respectively. The Agreement shall become effective from the date hereof. Any disputes arising from the Agreement shall, in the first instance, be governed by the local court of Kaoshiung.

     Contracting Party (Party A)

          Advanced Semiconductor Engineering Inc.

          Supervisor: Feng Mei-jean

          Address: 66, Chin Sixth Road, Nantze Export Processing Zone,
                   Kaoshiung City

      Contracting Party (Party B)

          ASE Test Inc.

          Supervisor: Jason C.S. Chang

          Address: 10, West Fifth Street, Nantze Export Processing Zone,
                   Kaoshiung City

     September 18, 2000